UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: August 8, 2013

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated August 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 8, 2013	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION

REPORTS SECOND QUARTER RESULTS

Highlights

•	Second quarter 2013 total cash flow from vessel operations of $183.6 million.

•

Second quarter 2013 adjusted net loss attributable to stockholders of Teekay of $33.3 million, or $0.47 per share (excluding specific items which increased GAAP net income by $44.7 million, or $0.63 per share).

•

Completed sale of the Voyageur Spirit FPSO to Teekay Offshore for $540 million in May 2013 and Teekay Parent’s 50 percent interest in Cidade de Itajai FPSO to Teekay Offshore for $204 million in June 2013, which contributed to a reduction in Teekay Parent net debt by $334 million.

•

Total consolidated liquidity of approximately $1.5 billion as at June 30, 2013, pro forma for Teekay Offshore’s debt refinancing completed in July 2013 and Teekay LNG’s equity offering completed in July 2013.

•

Second quarter 2013 adjusted net loss includes $0.11 per share loss related to temporary operational issues on the Voyageur Spirit and Foinaven FPSO units; return to full production expected in August and November, respectively.

Hamilton, Bermuda, August 8, 2013—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $33.3 million, or $0.47 per share, for the quarter ended June 30, 2013, compared to an adjusted net loss attributable to stockholders of Teekay of $17.0 million, or $0.25 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net income by $44.7 million, or $0.63 per share, for the three months ended June 30, 2013 and increasing GAAP net loss by $30.2 million, or $0.43 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net income attributable to stockholders of Teekay of $11.4 million, or $0.16 per share, for the quarter ended June 30, 2013, compared to net loss attributable to stockholders of Teekay of $47.3 million, or $0.68 per share, for the same period of the prior year. Net revenues(2) for the second quarter of 2013 were $404.6 million, compared to $447.6 million for the same period of the prior year.

For the six months ended June 30, 2013, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $45.0 million, or $0.63 per share, compared to an adjusted net loss attributable to stockholders of Teekay of $37.8 million, or $0.55 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net income by $50.2 million, or $0.71 per share, for the six months ended June 30, 2013 and increasing GAAP net loss by $8.4 million, or $0.12 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net income attributable to stockholders of Teekay of $5.2 million, or $0.07 per share, for the six months ended June 30, 2013, compared to net loss attributable to stockholders of Teekay of $46.2 million, or $0.67 per share, for the same period of the prior year. Net revenues(2) for the six months ended of 2013 were $829.3 million, compared to $910.1 million for the same period of the prior year.

On July 5, 2013, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended June 30, 2013. The cash dividend was paid on July 31, 2013 to all shareholders of record on July 16, 2013.

(1)	Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“The second quarter of 2013 was a challenging operational quarter for our FPSO segment due to near-term production issues which negatively impacted revenue contribution from the Voyageur Spirit and Foinaven FPSO units,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “On both units, production was impaired by issues related to the compressors. Resolving these issues has been one of our top priorities and our FPSO operations teams have been working diligently to get these units back into full production as soon as possible. As part of the Voyageur Spirit sale and purchase agreement, Teekay Parent has agreed to indemnify Teekay Offshore due to the delayed acceptance by the charterer; however, it is important to note that any amounts related to the indemnification will be treated as a reduction to the $540 million sales price to Teekay Offshore and therefore, does not impact Teekay Corporation’s earnings or operating cash flows. The $540 million sales price paid by Teekay Offshore was approximately $75 million higher than Teekay Parent’s cost to acquire and upgrade this unit. Since April 13, 2013, the Voyageur Spirit FPSO has been operating at partial production levels and is expected to reach full capacity levels during August, following the completion of repairs and testing.”

“We continue to make progress on our strategy of selling assets into our publicly-traded daughter entities and supporting their growth through direct acquisitions and newbuilding deliveries at the daughter company level,” Mr. Evensen continued. “During the second quarter, we completed the sale of the Voyageur Spirit FPSO and a 50 percent interest in the Cidade de Itajai FPSO to Teekay Offshore, contributing to a reduction in Teekay Parent’s net debt by $334 million. In addition, Teekay Offshore took delivery of its first two shuttle tanker newbuildings which will operate under ten-year charters for BG Teekay in Brazil, and Teekay Tankers took delivery of a 50 percent-owned VLCC conventional tanker in June which commenced a five-year time-charter to a major Chinese charterer.”

Mr. Evensen added, “Looking ahead, we continue to develop new opportunities and build on the strong existing portfolio of visible growth projects in each of our businesses. So far in 2013, we have seen a strong level of new project tendering activity, specifically in our gas and offshore businesses. As Teekay Offshore and Teekay LNG grow, the distribution cash flows from our general partnership interests in these entities will become an increasingly important component of Teekay Parent’s overall cash flows.”

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended June 30, 2013
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	206,629	95,395	41,043	97,094	(35,608)	404,553
Vessel operating expense	87,825	24,814	24,832	58,507	—	195,978
Time-charter hire expense	14,093	—	1,951	46,447	(35,947)	26,544
Depreciation and amortization	50,662	25,156	11,921	22,030	—	109,769
CFVO—Consolidated(1)(2)(3)	90,215	65,473	10,658	(35,560)	—	130,786
CFVO—Equity Investments(4)	1,311	47,162	23	4,347	—	52,842
CFVO—Total	91,526	112,635	10,681	(31,213)	—	183,629

	Three Months Ended June 30, 2012
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	213,351	96,112	50,933	136,173	(48,964)	447,605
Vessel operating expense	79,407	22,177	23,002	67,187	—	191,773
Time-charter hire expense	12,969	—	644	68,059	(50,181)	31,491
Depreciation and amortization	50,003	24,673	18,047	22,345	—	115,068
CFVO—Consolidated(1)(2)(3)	109,812	70,999	15,448	(24,445)	—	171,814
CFVO—Equity Investments(4)	—	38,035	—	(1,441)	—	36,594
CFVO—Total	109,812	109,034	15,448	(25,886)	—	208,408

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(3)	In addition to CFVO from directly owned vessels, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended June 30, 2013 and 2012, Teekay Parent received dividends and distributions from Teekay LNG, Teekay Offshore and Teekay Tankers totaling $39.8 million and $39.2 million, respectively. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(4)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 36 shuttle tankers (including four chartered-in vessels and two newbuildings under construction), five floating, production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one FSO unit under conversion) and five conventional oil tankers, in which its interests range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. Teekay Parent currently owns a 29.9 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

For the second quarter of 2013, Teekay Offshore’s quarterly distribution was $0.5253 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $16.2 million for the second quarter of 2013, as detailed in Appendix D to this release.

Cash flow from vessel operations from Teekay Offshore decreased to $91.5 million in the second quarter of 2013, from $109.8 million in the same period of the prior year. The decrease was primarily due to the lay-up of the Navion Torinita and the Navion Clipper shuttle tankers upon expiration of their time-charter contracts in the second and fourth quarters of 2012, respectively, the sales of the Navion Fennia and Navion Savonita shuttle tankers in the third and fourth quarters of 2012, the sale of five conventional tankers during the past 12 months, higher maintenance costs and higher crew wages from the FPSO units and higher maintenance costs for the Dampier Spirit. This decrease was partially offset by the acquisition of the 50 percent interest in the Cidade de Itajai FPSO in June 2013 and higher shuttle tanker revenues from increased rates on both time-charter and contract of affreightment contracts as well as new contracts.

On May 2, 2013, Teekay Offshore completed the acquisition of the Voyageur Spirit FPSO unit from Teekay Parent for a purchase price of $540 million. The Voyageur Spirit FPSO unit has been contracted by E.ON Ruhrgas UK E&P Limited (E.ON) to operate under a five-year time-charter, plus up to 10 one-year extension options, on the Huntington Field in the North Sea. Commencing from the first-oil date on April 13, 2013, the Voyageur Spirit FPSO unit had 45 days to achieve full production and final acceptance by E.ON. However, due to a vibration issue in one of its two gas compressors, the FPSO unit did not achieve final acceptance within the allowable timeframe, which resulted in the Voyageur Spirit FPSO being declared off-hire retroactive to April 13, 2013. Under the Voyageur Spirit sale and purchase agreement between Teekay Parent and Teekay Offshore, because Teekay Offshore acquired the Voyageur Spirit prior to achieving final acceptance by the charterer, Teekay Parent has agreed to indemnify Teekay Offshore for time-charter revenue it would have received under the charter with E.ON from the date of acquisition until final acceptance is achieved up to a maximum amount of $54 million. Any amounts relating to the indemnification from Teekay Parent to Teekay Offshore will be effectively treated as a reduction to the purchase price paid by Teekay Offshore and therefore, will have no impact on the adjusted earnings and operating cash flows of Teekay Corporation. For the period from May 2, 2013 to June 30, 2013, the indemnification resulted in a reduction to the Voyageur Spirit FPSO purchase price of approximately $12.5 million. Repairs to the Voyageur Spirit compressor are expected to be completed in early August 2013 and the unit is expected to ramp-up to full production and achieve final acceptance later in the month. In addition, the Company intends to enter into commercial negotiations with the charterer to seek compensation for production during the period from April 13, 2013 through to final acceptance. Any compensation received from the charterer during the indemnification period will reduce the amount of Teekay Parent’s indemnification to Teekay Offshore.

In May 2013, Teekay Offshore entered into an agreement with Statoil Petroleum AS (Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, Randgrid. The FSO conversion project is expected to be completed for a net capital cost of approximately $220 million. Following completion in early 2017, the FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which includes 12 additional one-year extension options.

In May 2013, Teekay Offshore entered into an agreement with Salamander Energy plc (Salamander) to provide an FSO unit for a ten-year charter contract, plus extension options, in offshore Thailand. Teekay Offshore intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully-built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

In June 2013, Teekay Offshore completed the acquisition of a 50 percent interest in the Cidade de Itajai (Itajai) FPSO unit from Teekay Parent for a purchase price of $204 million. The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras). The remaining 50 percent interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group).

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Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services generally under long-term, fixed-rate charter contracts through its current fleet of 32 LNG carriers (including five newbuildings under construction), 26 LPG carriers (including 10 newbuildings under construction) and 11 conventional tankers. Teekay LNG’s interests in these vessels range from 33 to 100 percent. In addition, Teekay LNG, through its 50 percent owned LPG joint venture with Exmar NV, charters-in five LPG carriers. Teekay Parent currently owns a 36.9 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

For the second quarter of 2013, Teekay LNG’s quarterly distribution was $0.675 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $23.0 million for the second quarter of 2013, as detailed in Appendix D to this release.

Including cash flows from equity-accounted vessels, Teekay LNG’s total cash flow from vessel operations increased to $112.6 million in the second quarter of 2013, from $109.0 million in the same period of the prior year. The increase was primarily due to the February 2013 acquisition of the 50 percent interest in Exmar LPG BVBA, Teekay LNG’s LPG joint venture with Exmar NV, higher rates on charter contracts entered into during 2012 for certain of the LNG carriers in Teekay LNG’s 52 percent owned joint venture with Marubeni Corporation, and the scheduled dry docking of the Hispania Spirit in the second quarter of the prior year. This increase was partially offset by the effect of amendments to two of Teekay LNG’s Suezmax tanker charter contracts, which temporarily reduced the daily hire rate for each vessel from October 2012 until September 2014, the scheduled dry docking of the European Spirit in the second quarter of 2013, and higher vessel operating expenditures due to the scheduled dry dockings of the first Tangguh project LNG carrier and the Catalunya Spirit during the second quarter of 2013 and preparations for the dry docking of the second Tangguh project LNG carrier scheduled for the fourth quarter of 2013.

In June 2013, Teekay LNG was awarded five-year time-charter contracts with Cheniere Marketing LLC (Cheniere) for the two 173,400 cubic meter (cbm) LNG carrier newbuildings it ordered in December 2012. The newbuilding LNG carriers are currently under construction by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea and are scheduled to deliver in the first half of 2016. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping.

In July 2013, Teekay LNG exercised a portion of its existing options with DSME and ordered two additional 173,400 cbm LNG carrier newbuildings, which will also be constructed with the MEGI twin engines. The Partnership intends to secure long-term contract employment for both vessels prior to their deliveries in 2016. With the exercise of these two newbuilding options, the Partnership secured additional options from DSME for up to five additional LNG carrier newbuildings. In addition, Exmar LPG BVBA exercised its options to order two additional Midsize Gas Carrier (MGC) newbuildings, which will be constructed by Hanjin Heavy Industries and Construction Co., Ltd. (Hanjin) and scheduled for delivery in 2017.

In August 2013, Teekay LNG agreed to acquire a 155,900 cbm LNG carrier newbuilding from Norway-based Awilco LNG ASA (Awilco), which is currently under construction by DSME in South Korea. The vessel is expected to deliver in the third quarter of 2013, at which time Awilco will sell the vessel to Teekay LNG and bareboat charter the vessel back on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (and option period). The net vessel purchase price of $155 million is net of a $50 million upfront prepayment of charter hire by Awilco, which is in addition to the daily bareboat charter rate. As part of the transaction, Awilco has the option to sell and bareboat charter back a second 155,900 cbm LNG carrier newbuilding from Teekay LNG, currently under construction by DSME, under similar terms. The second LNG carrier newbuilding is expected to deliver in late-2013 or early-2014.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 32 vessels, including 11 Aframax tankers, 10 Suezmax tankers, seven Long Range 2 (LR2) product tankers (including four newbuildings currently under construction), three MR product tankers, and a 50 percent interest in a VLCC. In addition, Teekay Tankers currently time-charters in one Aframax tanker and has invested $115 million in first-priority mortgage loans secured by two 2010-built VLCCs. Of the 28 vessels currently in operation, 13 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in spot tanker pools. Based on its current ownership of Class A common stock and its ownership of 100 percent of the outstanding Teekay Tankers Class B stock, Teekay Parent currently owns a 25.1 percent economic interest in and has voting control of Teekay Tankers.

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On July 8, 2013, Teekay Tankers declared a fixed second quarter 2013 dividend of $0.03 per share, which was paid on July 31, 2013 to all shareholders of record on July 19, 2013. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend paid to Teekay Parent totaled $0.6 million for the second quarter of 2013.

In the second quarter of 2013, Teekay Tankers generated cash flow from vessel operations of $10.7 million, a decrease from $15.4 million in the same period of the prior year primarily due to lower time-charter equivalent rates earned by its spot fleet and the expiration of certain time-charter contracts, and the subsequent redeployment of certain vessels on time-charter contracts at lower rates throughout the course of 2012 and early-2013, partially offset by the contribution from 13 vessels acquired from Teekay Corporation in June 2012.

In early April 2013, Teekay Tankers ordered four fuel-efficient 113,000 dead-weight tonne (dwt) LR2 product tankers from STX Offshore & Shipbuilding Co., Ltd. (STX) plus options to order up to an additional 12 vessels. The payment of Teekay Tankers’ first shipyard installment was contingent on Teekay Tankers receiving acceptable refund guarantees for the shipyard installment payments. In late-May 2013, STX commenced a voluntary financial restructuring with its lenders and as a result, STX’s refund guarantee applications were temporarily suspended. On July 31, 2013, STX announced it had completed its financial restructuring process, and thus it is expected that the refund guarantee review process will resume. STX has indicated that certain amendments may be required to the terms of the contracts with Teekay Tankers in order to secure the refund guarantees; however, the Company has not agreed to any such amendments. To date, Teekay Tankers has not made any installment payments to STX for the four newbuilding LR2 vessels and, prior to receiving the refund guarantees, Teekay Tankers has the ability to cancel the newbuilding orders at its discretion.

In July 2010, Teekay Tankers invested $115 million in first priority mortgage loans maturing in July 2013, secured by two 2010-built VLCC newbuildings. The borrowers have defaulted on their interest payment obligations since January 2013. As a result, Teekay Tankers entered into discussions with the borrowers and second priority mortgagees of the vessels to realize on its security for the loans and, in May 2013, took over management of the vessels. Currently, one of the vessels is trading in the spot tanker market under Teekay Tankers’ management while the other vessel has been detained by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to Teekay Tankers. The vessel’s insurers are in the process of negotiating the release of the vessel, after which the vessel is expected to commence trading in the spot tanker market under Teekay Tankers’ management.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns several vessels, including four conventional Suezmax tankers and four FPSO units. In addition, Teekay Parent currently owns one newbuilding FPSO unit under construction. As at August 1, 2013, Teekay Parent also had eight chartered-in conventional tankers (including two Aframax tankers owned by Teekay Offshore), two chartered-in LNG carriers owned by Teekay LNG, and two chartered-in shuttle tankers and two chartered-in FSOs owned by Teekay Offshore.

For the second quarter of 2013, Teekay Parent generated negative cash flow from vessel operations of $31.2 million, compared to negative cash flow from vessel operations of $25.9 million in the same period of the prior year. The decrease in cash flow is due to the sale of the 13 conventional tankers to Teekay Tankers in June 2012, the completion of the Petrojarl I FPSO time-charter in April 2013 and lower production on the Foinaven FPSO, partially offset by lower time-charter hire expense as a result of the redelivery of time-chartered in vessels over the course of the past year, including lower termination fees relating to time-chartered in vessels.

From the fourth quarter of 2012 through the second quarter of 2013, the Foinaven FPSO experienced less than budgeted production levels due to equipment-related operating issues. In mid-July 2013, Teekay Parent and the charterer agreed to stop production to repair the FPSO unit’s gas compression trains and repair the subsea system, which is the responsibility of BP. The first compressor train is expected to be repaired by mid-August 2013 allowing the unit to recommence operations. The second compressor train is expected to be repaired by November 2013, at which point the Foinaven FPSO is expected to reach full production. Under the contract with BP, Teekay Parent will receive lower quarterly revenue and a reduced annual production tariff, typically recognized in the fourth quarter of each year, due to lower expected production in 2013. Teekay Parent experienced a reduction of revenues of approximately $6 million in the second quarter of 2013 relating to the lower oil production from the Foinaven FPSO.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 174 vessels as at August 1, 2013, including chartered-in vessels and vessels under construction but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	5	—	5
Suezmax Tankers	4	—	—	4
MR Product Tanker	-—	1	—	1
FPSO Units	4	—	1	5

Total Teekay Parent Fleet	8	6	1	15

Teekay Offshore Fleet	45	4	3	52
Teekay LNG Fleet	54	5	15	74
Teekay Tankers Fleet	28	1	4	33

Total Teekay Consolidated Fleet	135	16	23	174

(1)	Ownership interests in these vessels range from 33 percent to 100 percent. Excludes vessels managed on behalf of third parties.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and two FSOs chartered-in from Teekay Offshore.
(4)	Excludes two Aframax tankers chartered-in from Teekay Offshore.

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Liquidity and Capital Expenditures

As at June 30, 2013, the Company had consolidated liquidity of $1.3 billion (consisting of $540.2 million cash and cash equivalents and $725.4 million of undrawn revolving credit facilities), of which $461.1 million of liquidity (consisting of $241.1 million cash and cash equivalents and $220.0 million of undrawn revolving credit facilities) is attributable to Teekay Parent. Including Teekay Offshore’s $200 million revolving credit facility relating to the Varg FPSO completed in July 2013 and the $40 million of proceeds from Teekay LNG’s common unit private placement completed in July 2013, Teekay had pro forma total consolidated liquidity of approximately $1.5 billion as at June 30, 2013.

The following table provides the Company’s remaining capital commitments relating to its portion of acquisitions and newbuildings as at June 30, 2013, including recent transactions announced after June 30, 2013:

(in millions)	2013	2014	2015	2016	2017	Total
Teekay Offshore (1)	$181	$69	$92	$73	—	$415
Teekay LNG(2)	$207	$144	$135	$578	$35	$1,099
Teekay Tankers (3)	$17	$9	$89	$64	—	$179
Teekay Parent (4)	$32	$343	—	—	—	$375
Total Teekay Corporation Consolidated	$437	$565	$316	$715	$35	$2,068

(1)	Includes capital expenditures related to two newbuilding shuttle tankers, two FSO unit conversions using existing shuttle tankers and Teekay Offshore’s acquisition of a Dynamic Positioning HiLoad unit in August 2013.
(2)	Includes capital expenditures related to four newbuilding LNG carriers, Teekay LNG’s 50 percent interest in the ten newbuilding LPG carriers being constructed for the Exmar LPG BVBA joint venture and Teekay LNG’s acquisition of one LNG carrier newbuilding from Awilco.
(3)	Includes capital expenditures related to four newbuilding LR2 product tankers.
(4)	Includes remaining capital expenditures related to the Petrojarl Knarr FPSO newbuilding.

Conference Call

The Company plans to host a conference call on Thursday, August 8, 2013 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2013. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 5729978.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, August 15, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 5729978.

About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $11 billion, comprised of over 170 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Website: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)(2)(3)	430,707	451,037	486,781	881,744	987,887

OPERATING EXPENSES
Voyage expenses (2)	26,154	26,315	39,176	52,469	77,813
Vessel operating expenses (1)(2)(3)	195,978	187,464	191,773	383,442	379,527
Time-charter hire expense	26,544	27,452	31,491	53,996	75,470
Depreciation and amortization	109,769	102,494	115,068	212,263	229,682
General and administrative (2)(3)	35,395	39,271	36,230	74,666	74,592
Asset impairments, net of (gain) loss on sale of vessels and equipment	5,701	3,197	3,269	8,898	3,072
Restructuring charges	1,789	2,054	1,525	3,843	1,525

	401,330	388,247	418,532	789,577	841,681

Income from vessel operations	29,377	62,790	68,249	92,167	146,206

OTHER ITEMS
Interest expense (2)	(44,687)	(42,510)	(42,707)	(87,197)	(85,007)
Interest income (2)	2,018	1,018	1,645	3,036	3,691
Realized and unrealized gain (loss) on derivative instruments (2)	56,035	(13,789)	(94,598)	42,246	(89,783)
Equity income (4)	47,372	27,315	5,291	74,687	22,935
Income tax (expense) recovery	(1,873)	(2,500)	1,849	(4,373)	5,417
Foreign exchange gain	678	2,191	17,835	2,867	2,011
Other (loss) income—net	(1,386)	5,240	89	3,856	2,432

Net income (loss)	87,534	39,755	(42,347)	127,289	7,902
Less: Net income attributable to non-controlling interests	(76,167)	(45,891)	(4,927)	(122,058)	(54,110)

Net income (loss) attributable to stockholders of Teekay Corporation	11,367	(6,136)	(47,274)	5,231	(46,208)

Earnings (loss) per common share of Teekay
– Basic	$0.16	($0.09)	($0.68)	$0.07	($0.67)
– Diluted	$0.16	($0.09)	($0.68)	$0.07	($0.67)
Weighted-average number of common shares outstanding
– Basic	70,393,531	69,888,279	69,231,419	70,142,301	69,043,639
– Diluted	71,314,629	69,888,279	69,231,419	71,142,363	69,043,639

(1)	The costs of business development and engineering studies relating to North Sea FPSO and FSO projects that the Company is pursuing are substantially reimbursable from customers upon completion. As a result, $2.8 million of revenues and $2.6 million of costs were recognized in the first quarter of 2013 upon completion of one North Sea FPSO study.

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(2)	Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized (losses) gains relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
Realized (losses) gains relating to:
Interest rate swaps	(30,899)	(30,352)	(29,669)	(61,251)	(60,085)
Termination of interest rate swap agreement in Voyageur VIE	(4,187)	—	—	(4,187)	—
Foreign currency forward contracts	(1,873)	421	147	(1,452)	1,384
Foinaven embedded derivative	—	—	—	—	11,452

	(36,959)	(29,931)	(29,522)	(66,890)	(47,249)

Unrealized gains (losses) relating to:
Interest rate swaps	96,912	19,204	(58,425)	116,116	(41,290)
Foreign currency forward contracts	(3,918)	(3,062)	(6,651)	(6,980)	2,141
Foinaven embedded derivative	—	—	—	—	(3,385)

	92,994	16,142	(65,076)	109,136	(42,534)

Total realized and unrealized gains (losses) on non-designated derivative instruments	56,035	(13,789)	(94,598)	42,246	(89,783)

(3)	To more closely align the Company’s presentation to many of its peers, the cost of ship management activities related to the Company’s fleet and to services provided to third parties of $19.1 million and $38.6 million for the three and six months ended June 30, 2013, respectively, and $19.6 million for the three months ended March 31, 2013, have been presented in vessel operating expenses. Revenues from ship management activities provided to third parties of $7.3 million and $13.8 million for the three and six months ended June 30, 2013, respectively, and $6.5 million for the three months ended March 31, 2013, have been presented in revenues. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses and revenues to conform to the presentation adopted in the current period. The amounts reclassified from general and administrative expenses to vessel operating expenses were $19.4 million and $40.0 million for the three and six months ended June 30, 2012, respectively. The amounts reclassified from general and administrative expenses to revenues were $4.9 million and $10.4 million for the three and six months ended June 30, 2012, respectively.
(4)	The Company’s proportionate share of items within equity income as identified in Appendix A of this release, is as detailed in the table below. By excluding these items from equity income, the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
Equity income	47,372	27,315	5,291	74,687	22,935
Proportionate share of unrealized (gains) losses on derivative instruments	(17,176)	(5,373)	10,428	(22,549)	3,508

Equity income adjusted for items in Appendix A	30,196	21,942	15,719	52,138	26,443

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	540,206	479,647	639,491
Other current assets	626,499	753,411	692,389
Restricted cash—current	37,357	39,709	39,390
Restricted cash—long-term	495,714	494,979	494,429
Vessels held for sale	6,800	—	22,364
Vessels and equipment	6,742,642	6,572,749	6,628,383
Advances on newbuilding contracts	706,965	741,637	692,675
Derivative assets	119,989	144,665	180,250
Investment in equity accounted investees	621,484	642,598	480,043
Investment in term loans	188,895	183,018	185,934
Investment in direct financing leases	430,414	433,315	436,601
Other assets	317,450	258,959	217,401
Intangible assets	116,633	121,376	126,136
Goodwill	166,539	166,539	166,539

Total Assets	11,117,587	11,032,602	11,002,025

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	532,003	438,320	478,756
Current portion of long-term debt	1,103,248	837,323	867,683
Long-term debt	5,272,585	5,267,800	5,099,246
Long-term debt—variable interest entity(1)	—	230,324	230,359
Derivative liabilities	529,558	630,859	644,021
In process revenue contracts	208,266	222,871	241,591
Other long-term liabilities	209,479	224,076	220,080
Redeemable non-controlling interest	28,357	28,383	28,815
Equity:
Non-controlling interests	1,982,676	1,861,882	1,876,085
Stockholders of Teekay	1,251,415	1,290,764	1,315,389

Total Liabilities and Equity	11,117,587	11,032,602	11,002,025

(1)	For accounting purposes, the Voyageur Spirit FPSO unit is a variable interest entity (VIE), whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE as of December 1, 2011, even though the Company did not acquire the Voyageur Spirit FPSO unit until May 2, 2013, on which date the Company sold the Voyageur Spirit FPSO unit to Teekay Offshore.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended
	June 30
	2013	2012
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	66,634	139,484

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,163,917	816,296
Scheduled repayments of long-term debt	(234,187)	(159,293)
Prepayments of long-term debt	(703,816)	(487,548)
Increase in restricted cash	465	(31,641)
Net proceeds from public offerings of Teekay LNG	4,819	—
Net proceeds from public offerings of Teekay Offshore	207,772	—
Net proceeds from public offerings of Teekay Tankers	—	65,854
Equity contribution from joint venture partner	1,684	—
Cash dividends paid	(45,282)	(44,956)
Distribution from subsidiaries to non-controlling interests	(125,728)	(121,109)
Other	16,582	3,494

Net financing cash flow	286,226	41,097

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(320,018)	(205,186)
Proceeds from sale of vessels and equipment	39,551	205,096
Proceeds from sale of marketable securities	—	1,063
Advances to joint ventures and joint venture partners	(41,452)	(58,916)
Investment in joint ventures	(136,413)	(161,209)
Direct financing lease payments received and other	6,187	12,181

Net investing cash flow	(452,145)	(206,971)

Decrease in cash and cash equivalents	(99,285)	(26,390)
Cash and cash equivalents, beginning of the period	639,491	692,127

Cash and cash equivalents, end of the period	540,206	665,737

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net income attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2013		June 30, 2013
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net income—GAAP basis	87,534		127,289
Adjust for: Net income attributable to non-controlling interests	(76,167)		(122,058)

Net income attributable to stockholders of Teekay	11,367	0.16	5,231	0.07
Add (subtract) specific items affecting net income:
Unrealized gains from derivative instruments (2)	(106,244)	(1.49)	(127,065)	(1.79)
Foreign exchange gain (3)	(447)	(0.01)	(114)	—
Restructuring charges (4)	1,789	0.03	3,843	0.05
Asset impairments, net of loss (gain) on sale of vessels and equipment (5)	5,701	0.07	8,898	0.13
Other (6)	4,899	0.07	7,302	0.10
Non-controlling interests’ share of items above (7)	49,611	0.70	56,898	0.80

Total adjustments	(44,691)	(0.63)	(50,238)	(0.71)

Adjusted net loss attributable to stockholders of Teekay	(33,324)	(0.47)	(45,007)	(0.63)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Restructuring charges primarily relate to the reorganization of the Company’s marine operations.
(5)	Relates to allowances provided against investments in term loans, gain on sale of equipment, and loss on sale of a conventional tanker.
(6)	Other primarily relates to recognition of unrealized loss on sale of marketable securities, pension fund closure, and realized loss on foreign exchange forward contracts relating to certain capital acquisition expenditures.
(7)	Items affecting net income (loss) include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET LOSS

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2012		June 30, 2012
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net (loss) income—GAAP basis	(42,347)		7,902
Adjust for: Net income attributable to non-controlling interests	(4,927)		(54,110)

Net loss attributable to stockholders of Teekay	(47,274)	(0.68)	(46,208)	(0.67)
Add (subtract) specific items affecting net loss:
Unrealized losses from derivative instruments (2)	75,811	1.09	46,367	0.67
Foreign currency exchange gains (3)	(18,567)	(0.27)	(3,736)	(0.05)
Loss on sale of assets / asset impairments	3,269	0.05	3,072	0.04
Non-recurring adjustments to tax accruals	(2,700)	(0.04)	(8,006)	(0.12)
Restructuring charges(4)	1,525	0.02	1,525	0.02
Realized gain upon settlement of embedded derivative	—	—	(11,452)	(0.16)
Other—net(5)	1,308	0.02	(490)	(0.01)
Non-controlling interests’ share of items above(6)	(30,404)	(0.44)	(18,906)	(0.27)

Total adjustments	30,242	0.43	8,374	0.12

Adjusted net loss attributable to stockholders of Teekay	(17,032)	(0.25)	(37,834)	(0.55)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner, and deferred tax liability denominated in Norwegian Kroner. A substantial majority of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Restructuring charges relate to reorganization of the Company’s marine operations.
(5)	Other includes transaction and start-up related costs associated with the sale of 13 conventional tankers from Teekay Parent to Teekay Tankers and the acquisition of the MALT LNG Carriers and gain on sale of other assets.
(6)	Items affecting net income (loss) include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT JUNE 30, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	163,744	97,621	37,708	241,133	—	540,206
Other current assets	206,650	22,545	23,191	374,113	—	626,499
Restricted cash	—	528,180	—	4,891	—	533,071
Vessels held for sale	6,800	—	—	—	—	6,800
Vessels and equipment	2,935,389	1,887,753	867,035	1,052,465	—	6,742,642
Advances on newbuilding contracts	82,499	39,097	—	585,369	—	706,965
Derivative assets	9,944	107,991	—	2,054	—	119,989
Investment in equity accounted investees	32,932	542,693	7,289	48,270	(9,700)	621,484
Investment in direct financing leases	30,262	400,153	—	(1)	—	430,414
Investment in term loans	—	—	122,841	66,054	—	188,895
Other assets	76,780	125,361	12,788	102,521	—	317,450
Advances to affiliates	35,570	3,421	20,981	(59,972)	—	—
Equity investment in subsidiaries	—	—	—	450,163	(450,163)	—
Intangibles and goodwill	140,065	138,695	—	4,412	—	283,172

TOTAL ASSETS	3,720,635	3,893,510	1,091,833	2,871,472	(459,863)	11,117,587

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	177,768	53,870	17,943	282,422	—	532,003
Advances from affiliates	92,123	17,739	22,375	(132,237)	—	—
Current portion of long-term debt	288,690	247,363	25,246	541,949	—	1,103,248
Long-term debt	1,895,628	1,950,296	704,968	721,693	—	5,272,585
Derivative liabilities	227,110	229,223	26,724	46,501	—	529,558
In-process revenue contracts	107,753	5,329	—	95,184	—	208,266
Other long-term liabilities	37,071	105,370	4,902	62,136	—	209,479
Redeemable non-controlling interest	28,357	—	—	—	—	28,357
Equity:
Non-controlling interests (1)	50,924	47,317	—	2,409	1,882,026	1,982,676
Equity attributable to stockholders/unitholders of publicly-listed entities	815,211	1,237,003	289,675	1,251,415	(2,341,889)	1,251,415

TOTAL LIABILITIES AND EQUITY	3,720,635	3,893,510	1,091,833	2,871,472	(459,863)	11,117,587

NET DEBT (2)	2,020,574	1,571,858	692,506	1,017,618	—	5,302,556

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED JUNE 30, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	229,862	96,619	43,492	97,604	(36,870)	430,707

Voyage expenses	23,233	1,224	2,449	510	(1,262)	26,154
Vessel operating expenses	87,825	24,814	24,832	58,507	—	195,978
Time-charter hire expense	14,093	—	1,951	46,447	(35,947)	26,544
Depreciation and amortization	50,662	25,156	11,921	22,030	—	109,769
General and administrative	10,763	4,744	3,362	16,187	339	35,395
Asset impairments/net loss (gain) on vessel sales (1)	7,782	—	4,511	(6,592)	—	5,701
Restructuring charges	1,149	—	—	640	—	1,789

Total operating expenses	195,507	55,938	49,026	137,729	(36,870)	401,330

Income (loss) from vessel operations	34,355	40,681	(5,534)	(40,125)	—	29,377

Interest expense	(16,071)	(13,132)	(2,604)	(14,097)	1,217	(44,687)
Interest income	1,465	782	20	968	(1,217)	2,018
Realized and unrealized gains on derivative instruments	33,901	10,666	2,748	8,720	—	56,035
Income tax (expense) recovery	(456)	(800)	256	(873)	—	(1,873)
Equity income (loss)	1,598	39,425	(167)	6,516	—	47,372
Equity in earnings of subsidiaries (2)	—	—	—	48,349	(48,349)	—
Foreign exchange gain (loss)	3,555	(2,787)	(177)	87	—	678
Other—net	257	407	(266)	(1,784)	—	(1,386)

Net income (loss)	58,604	75,242	(5,724)	7,761	(48,349)	87,534
Less: Net (income) loss attributable to non-controlling interests (3)	(3,273)	(5,581)	—	3,606	(70,919)	(76,167)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	55,331	69,661	(5,724)	11,367	(119,268)	11,367

CFVO—Consolidated (4)(5)	90,215	65,473	10,658	(35,560)	—	130,786
CFVO—Equity Investments(6)	1,311	47,162	23	4,347	—	52,842
CFVO—Total	91,526	112,635	10,681	(31,213)	—	183,629

(1)	Teekay Offshore recognized an impairment charge of $6.9 million relating to one conventional tanker during the three months ended June 30, 2013. Teekay Parent had already recognized the impairment charge during the three months ended December 31, 2012 and therefore reversed the impairment charge on consolidation. This is partially offset by a loss provision on an investment in a term loan.
(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(4)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(5)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended June 30, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $39.8 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(6)	Cash flow from vessel operations (CFVO) – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	454,283	193,726	88,445	221,565	(76,275)	881,744

Voyage expenses	46,458	1,615	5,362	2,253	(3,219)	52,469
Vessel operating expenses	166,941	50,130	47,886	118,485	—	383,442
Time-charter hire expense	28,870	—	3,937	94,890	(73,701)	53,996
Depreciation and amortization	96,011	49,299	23,785	43,168	—	212,263
General and administrative	21,427	10,213	6,923	32,758	3,345	74,666
Asset impairments/net loss (gain) on vessel sales (1)	19,029	—	4,582	(14,713)	—	8,898
Restructuring charges	1,808	—	—	2,035	—	3,843

Total operating expenses	380,544	111,257	92,475	278,876	(73,575)	789,577

Income (loss) from vessel operations	73,739	82,469	(4,030)	(57,311)	(2,700)	92,167

Interest expense	(27,751)	(26,380)	(5,115)	(29,168)	1,217	(87,197)
Interest income	1,660	1,297	24	1,272	(1,217)	3,036
Realized and unrealized gains on derivative instruments	32,824	2,381	1,982	5,059	—	42,246
Income tax expense	(222)	(1,643)	(145)	(2,363)	—	(4,373)
Equity income (loss)	1,598	65,849	(168)	7,408	—	74,687
Equity in earnings of subsidiaries (2)	—	—	—	79,051	(79,051)	—
Foreign exchange (loss) gain	(83)	5,424	58	(2,532)	—	2,867
Other—net	(1,191)	876	(283)	4,454	—	3,856

Net income (loss)	80,574	130,273	(7,677)	5,870	(81,751)	127,289
Less: Net income attributable to non-controlling interests (3)	(5,051)	(6,167)	—	(639)	(110,201)	(122,058)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	75,523	124,106	(7,677)	5,231	(191,952)	5,231

CFVO—Consolidated (4)(5)	184,268	131,043	23,857	(54,946)	(2,700)	281,522
CFVO—Equity Investments (6)	1,311	89,161	23	4,601	—	95,096
CFVO—Total	185,579	220,204	23,880	(50,345)	(2,700)	376,618

(1)	Teekay Offshore recognized impairment charges of $18.1 million relating to two conventional tankers during the six months ended June 30, 2013. Teekay Parent had already recognized these impairment charges during the three months ended December 31, 2012 and therefore reversed the impairment charge on consolidation. This is partially offset by a loss provision on an investment in a term loan.
(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(4)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(5)	In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the six months ended June 30, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $78.7 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(6)	Cash flow from vessel operations (CFVO) – Equity investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED JUNE 30, 2013

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to (loss) income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other (1)	Total
Revenues	4,136	16,130	57,300	20,038	97,604
Voyage expenses	—	430	—	80	510
Vessel operating expenses	3,810	6,448	43,968	4,281	58,507
Time-charter hire expense(2)	—	26,549	9,056	10,842	46,447
Depreciation and amortization	2,582	(233)	20,646	(965)	22,030
General and administrative	666	1,139	6,850	7,532	16,187
Asset impairments/net (gain) loss on vessel sales(3)	—	—	(1,337)	(5,255)	(6,592)
Restructuring charges	—	—	—	640	640

Total operating expenses	7,058	34,333	79,183	17,155	137,729

(Loss) income from vessel operations	(2,922)	(18,203)	(21,883)	2,883	(40,125)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations
(Loss) income from vessel operations	(2,922)	(18,203)	(21,883)	2,883	(40,125)
Depreciation and amortization	2,582	(233)	20,646	(965)	22,030
Asset impairments/net (gain) loss on vessel sales	—	—	(1,337)	(5,255)	(6,592)
Amortization of in process revenue contracts and other	—	—	(11,184)	—	(11,184)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	38	—	—	—	38
Realized losses from the settlements of non-designated foreign exchange forward contracts	(78)	—	(150)	—	(228)
Dropdown predecessor cash flow(4)	—	—	501	—	501

CFVO—Consolidated(5)(6)	(380)	(18,436)	(13,407)	(3,337)	(35,560)
CFVO—Equity(7)	1,762	—	2,648	(63)	4,347
CFVO—Total	1,382	(18,436)	(10,759)	(3,400)	(31,213)

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore and impairment on an investment in the term loans.
(2)	Includes charter termination fee of $4.5 million paid to Teekay Offshore during the three months ended June 30, 2013.

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(3)	Teekay Offshore recognized an impairment charge of $6.9 million relating to one conventional tanker during the three months ended June 30, 2013. Teekay Parent had already recognized the impairment charge during the three months ended December 31, 2012 and therefore reversed the impairment charge on consolidation. The asset impairments/ net (gain) loss on vessel sales also include a gain on sale of sub-sea equipment. This is partially offset by a loss provision on an investment in a term loan.
(4)	Represents cash flow from vessel operations (CFVO) relating to assets owned by Teekay Parent prior to their acquisition by Teekay Offshore. These historical financial results are now included in the historical financial results of Teekay Offshore and therefore excluded from the above loss from vessel operations for Teekay Parent.
(5)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(6)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended June 30, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $39.8 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(7)	Cash flow from vessel operations (CFVO) – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to loss from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other (1)	Total
Revenues	8,294	35,564	140,544	37,163	221,565
Voyage expenses	195	1,973	—	85	2,253
Vessel operating expenses	7,126	11,427	91,797	8,136	118,485
Time-charter hire expense(2)	—	58,209	17,387	19,294	94,890
Depreciation and amortization	5,164	(466)	39,981	(1,511)	43,168
General and administrative	1,278	2,399	13,153	15,928	32,758
Asset impairments/net (gain) loss on vessel sales(3)	—	—	(1,337)	(13,376)	(14,713)
Restructuring charges	—	—	—	2,035	2,035

Total operating expenses	13,763	73,542	160,981	30,591	278,876

(Loss) income from vessel operations	(5,469)	(37,978)	(20,437)	6,572	(57,311)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations
(Loss) income from vessel operations	(5,469)	(37,978)	(20,437)	6,572	(57,311)
Depreciation and amortization	5,164	(466)	39,981	(1,511)	43,168
Asset impairments/net (gain) loss on vessel sales	—	—	(1,337)	(13,376)	(14,713)
Amortization of in process revenue contracts and other	—	—	(26,484)	—	(26,484)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	53	—	—	—	53
Realized losses from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	(29)	—	(131)	—	(160)
Dropdown predecessor cash flow(4)	—	—	501	—	501

CFVO—Consolidated(5)(6)	(281)	(38,444)	(7,907)	(8,315)	(54,946)
CFVO—Equity(7)	3,335	—	1,329	(63)	4,601
CFVO—Total	3,054	(38,444)	(6,578)	(8,378)	(50,345)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, interest income received from an investment in term loan and a one-time $2.7 million success fee payment received from Teekay LNG upon the acquisition of carriers in February 2013.
(2)	Time-charter hire expense includes $11.3 million in charter termination fees paid to Teekay Offshore.

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(3)	Teekay Offshore recognized an impairment charge of $18.1 million relating to one conventional tanker during the six months ended June 30, 2013. Teekay Parent had already recognized the impairment charge during the three months ended December 31, 2012 and therefore reversed the impairment charge on consolidation. The asset impairments/ net (gain) loss on vessel sales also include a gain on sale of sub-sea equipment. This is partially offset by a loss provision on an investment in a term loan.
(4)	Represents cash flow from vessel operations (CFVO) relating to assets owned by Teekay Parent prior to their acquisition by Teekay Offshore. These historical financial results are now included in the historical financial results of Teekay Offshore and therefore excluded from the above loss from vessel operations for Teekay Parent.
(5)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(6)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended June 30, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $39.8 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(7)	Cash flow from vessel operations (CFVO) – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended June 30, 2013, March 31, 2013, December 31, 2012, September 30, 2012, and June 30, 2012. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended June 30, 2013 to the most directly comparable financial measure under GAAP, please refer to Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended March 31, 2013, December 31, 2012, September 30, 2012, and June 30, 2012, please see Appendix E to this release. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2013	2013	2012	2012	2012
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	(380)	99	(563)	381	13,339
In-Chartered Conventional Tankers (2)	(18,436)	(20,008)	(11,601)	(11,813)	(28,138)
FPSOs	(13,407)	5,500	16,705	(8,780)	(3,205)
Other	(3,337)	(4,977)	(4,657)	(8,958)	(6,441)

Total	(35,560)	(19,386)	(116)	(29,170)	(24,445)
Daughter company distributions to Teekay Parent (3)
Common shares/units (4)
Teekay LNG Partners	17,016	17,016	17,016	17,016	17,016
Teekay Offshore Partners	12,507	11,747	11,461	11,461	11,461
Teekay Tankers Ltd. (5)	629	629	629	420	2,307

Total	30,152	29,392	29,106	28,897	30,784
General partner interest
Teekay LNG Partners	5,946	5,935	5,935	5,935	5,524
Teekay Offshore Partners	3,671	3,603	3,155	3,155	2,849

Total	9,617	9,538	9,090	9,090	8,373
Total Teekay Parent cash flow before interest and dry dock expenditures	4,209	19,544	38,080	8,817	14,712
Less:
Net interest expense (6)	(17,017)	(18,574)	(18,075)	(16,284)	(19,269)
Dry dock expenditures	—	—	—	—	(129)

TOTAL TEEKAY PARENT FREE CASH FLOW	(12,808)	970	20,005	(7,467)	(4,686)

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write downs, gains or losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. For further details for the quarter ended June 30, 2013, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the quarters ended March 31, 2013, December 31, 2012, September 30, 2012, and June 30, 2012, please refer to Appendix E to this release.

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(2)	Includes charter termination fees of $4.5 million, $6.8 million and $14.7 million paid to Teekay Offshore during the three months ended June 30, 2013, March 31, 2013 and June 30, 2012, respectively.
(3)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(4)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly traded subsidiary and period as follows:

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2013	2013	2012	2012	2012
Teekay LNG Partners
Distribution per common unit	$0.675	$0.675	$0.675	$0.675	$0.675
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,015,585	$17,015,585	$17,015,585	$17,015,585	$17,015,585
Teekay Offshore Partners
Distribution per common unit	$0.5253	$0.5253	$0.5125	$0.5125	$0.5125
Common units owned by Teekay Parent	23,809,468	22,362,814	22,362,814	22,362,814	22,362,814

Total distribution	$12,507,114	$11,747,186	$11,460,942	$11,460,942	$11,460,942
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.02	$0.11
Shares owned by Teekay Parent (5)	20,976,530	20,976,530	20,976,530	20,976,530	20,976,530

Total dividend	$629,296	$629,296	$629,296	$419,531	$2,307,418

(5)	Includes Class A and Class B shareholdings.
(6)	Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS—CONSOLIDATED

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of consolidated cash flow from vessel operations for the three months ended June 30, 2013, and June 30, 2012. Cash flow from vessel operations (CFVO), a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended June 30, 2013
	(unaudited)
	Teekay				Teekay
	Offshore	Teekay LNG	Teekay	Teekay	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Consolidated
Income (loss) from vessel operations	34,355	40,681	(5,534)	(40,125)	29,377
Depreciation and amortization	50,662	25,156	11,921	22,030	109,769
Amortization of in process revenue contracts and other	(3,122)	(1,998)	(240)	(11,184)	(16,544)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	—	—	—	38	38
Realized gains (losses) from the settlements of non designated foreign exchange forward contracts	218	—	—	(228)	(10)
Asset impairments / net loss (gain) on vessel sales	7,782	—	4,511	(6,592)	5,701
Cash flow from time-charter contracts,net of revenue accounted for as direct finance leases	821	1,634	—	—	2,455
Dropdown predecessor cash flow	(501)	—	—	501	—

Cash flow from vessel operations—Consolidated’(2)	90,215	65,473	10,658	(35,560)	130,786

	Three Months Ended June 30, 2012
	(unaudited)
	Teekay				Teekay
	Offshore	Teekay LNG	Teekay	Teekay	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Consolidated
Income (loss) from vessel operations	58,341	44,829	6,918	(41,839)	68,249
Depreciation and amortization	50,003	24,673	18,047	22,345	115,068
Amortization of in process revenue contracts and other	(3,159)	—	—	(14,236)	(17,395)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	254	—	—	52	306
Realized gains (losses) from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	437	(6)	—	(284)	147
Asset impairments / net loss on vessel sales	3,269	—	—	—	3,269
Cash flow from time-charter contracts, net of revenue accounted for as accounted for as direct finance leases	667	1,503	—	—	2,170
Dropdown predecessor cash flow	—	—	(9,517)	9,517	—

Cash flow from vessel operations—Consolidated(2)	109,812	70,999	15,448	(24,445)	171,814

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.
(2)	Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of cash flow from vessel operations for equity accounted vessels for the three months ended June 30, 2013, and June 30, 2012. Cash flow from vessel operations (CFVO), a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012
	(unaudited)		(unaudited)
	At	Company’s	At	Company’s
	100%	Portion(1)	100%	Portion(1)
Revenues	216,205	100,768	169,666	76,630
Voyage expenses	11,191	5,598	12,980	6,494
Vessel operating expenses	79,902	37,638	57,016	26,178
Depreciation and amortization	23,838	12,102	25,558	11,897
General and administrative	6,449	2,995	5,976	2,930

Income from vessel operations of equity accounted vessels	94,825	42,435	68,136	29,131

Interest expense	(17,488)	(7,960)	(8,455)	(4,618)
Foreign exchange loss	(1,031)	(455)	(281)	(113)
Realized and unrealized gain (loss) on derivative instruments	32,774	11,967	(52,738)	(18,971)
Other income—net	2,714	1,385	512	(138)

Other items	16,969	4,937	(60,962)	(23,840)

Net income / equity income of equity accounted vessels	111,794	47,372	7,174	5,291

Income from vessel operations of equity accounted vessels	94,825	42,435	68,136	29,131
Depreciation and amortization	23,838	12,102	25,558	11,897
Cash flow from time-charter contracts net of revenue accounted for as direct finance lease	7,161	2,603	6,765	2,466
Amortization of in-process revenue contracts and other	(8,386)	(4,297)	(15,813)	(6,900)

Cash flow from vessel operations of equity accounted vessels(2)	117,438	52,843	84,646	36,594

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranging from 33 percent to 50 percent.
(2)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP MEASURES

CASH FLOW FROM VESSEL OPERATIONS – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent cash flow from vessel operations for the three months ended March 31, 2013, December 31, 2012, September 30, 2012, and June 30, 2012. Cash flow from vessel operations (CFVO), a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2013
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent (loss) income from vessel operations	(2,547)	(8,528)	1,446	(7,557)	(17,186)
Depreciation and amortization	2,582	(233)	19,335	(546)	21,138
Asset impairments/net (gain) loss on vessel sales	—	(11,247)	—	3,126	(8,121)
Amortization of in process revenue contracts and other	—	—	(15,300)	—	(15,300)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	15	—	—	—	15
Realized gains from the settlements of non-designated foreign exchange forward contracts	49	—	19	—	68

Cash flow from vessel operations—Teekay Parent	99	(20,008)	5,500	(4,977)	(19,386)

	Three Months Ended December 31, 2012
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent (loss) income from vessel operations	(2,723)	(11,601)	13,024	(31,640)	(32,941)
Depreciation and amortization	2,598	—	19,375	(142)	21,831
Asset impairments/net loss on vessel sales	—	—	—	27,125	27,125
Amortization of in process revenue contracts and other	—	—	(15,696)	—	(15,696)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	23	—	—	—	23
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(461)	—	3	—	(458)

Cash flow from vessel operations—Teekay Parent	(563)	(11,601)	16,705	(4,657)	(116)

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	Three Months Ended September 30, 2012
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent loss from vessel operations	(1,120)	(11,813)	(13,775)	(9,778)	(36,486)
Depreciation and amortization	2,570	—	19,132	820	22,522
Amortization of in process revenue contracts and other	—	—	(14,208)	—	(14,208)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	26	—	82	—	108
Realized losses from the settlements of non-designated foreign exchange forward contracts	(1,095)	—	(11)	—	(1,106)

Cash flow from vessel operations—Teekay Parent	381	(11,813)	(8,780)	(8,958)	(29,170)

	Three Months Ended June 30, 2012
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent income (loss) from vessel operations	1,716	(28,138)	(8,976)	(6,441)	(41,839)
Depreciation and amortization	2,566	—	19,779	—	22,345
Amortization of in process revenue contracts and other	(69)	—	(14,167)	—	(14,236)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	(51)	—	103	—	52
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(340)	—	56	—	(284)
Dropdown predecessor cash flow	9,517	—	—	—	9,517

Cash flow from vessel operations—Teekay Parent	13,339	(28,138)	(3,205)	(6,441)	(24,445)

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET REVENUES

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of net revenues for the three and six months ended June 30, 2013 and June 30, 2012. Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net revenues is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

							Six Months Ended
	Three Months Ended June 30, 2013						June 30, 2013
						Teekay	Teekay
	Teekay Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated	Consolidated
Revenues	229,862	96,619	43,492	97,604	(36,870)	430,707	881,744
Voyage expense	(23,233)	(1,224)	(2,449)	(510)	1,262	(26,154)	(52,469)

Net revenues	206,629	95,395	41,043	97,094	(35,608)	404,553	829,275

							Six Months Ended
	Three Months Ended June 30, 2012						June 30, 2012
						Teekay	Teekay
	Teekay Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated	Consolidated
Revenues	251,151	96,354	51,040	137,740	(49,504)	486,781	987,887
Voyage expense	(37,800)	(242)	(107)	(1,567)	540	(39,176)	(77,813)

Net revenues	213,351	96,112	50,933	136,173	(48,964)	447,605	910,074

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET INTEREST EXPENSE – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent net interest expense for the three months ended June 30, 2013. March 31, 2013, December 31, 2012, September 30, 2012, and June 30, 2012. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Net interest expense is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to interest expense or any other indicator of the Company’s performance required by GAAP.

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2013	2013	2012	2012	2012
Interest expense	(44,687)	(42,510)	(40,956)	(41,652)	(42,707)
Interest income	2,018	1,018	1,794	674	1,645

Net interest expense—consolidated	(42,669)	(41,492)	(39,162)	(40,978)	(41,062)
Less:
Non-Teekay Parent net interest expense	(29,540)	(26,725)	(25,802)	(28,392)	(26,244)

Interest expense net of interest income—Teekay Parent	(13,129)	(14,767)	(13,360)	(12,586)	(14,818)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(3,888)	(3,807)	(4,715)	(3,698)	(4,451)

Net interest expense—Teekay Parent	(17,017)	(18,574)	(18,075)	(16,284)	(19,269)

(1)	Excludes realized loss on termination of swap agreement prior to the acquisition of the Voyageur FPSO unit in May 2013.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the estimated cost and timing of delivery of FPSO unit, shuttle tanker, FSO unit, LNG carrier, LPG carrier and LR2 product tanker newbuildings/conversions and the commencement of associated time-charter contracts and their effect on the Company’s future operating results; the timing and certainty of securing long-term employment for the two LNG carrier newbuildings ordered in July 2013; the timing of the Voyageur Spirit achieving final acceptance and commencing full operations under the E.ON contract; the amount of the indemnification by Teekay Corporation for Teekay Offshore’s lost revenues related to the Voyageur Spirit FPSO off-hire from the May 2, 2013 acquisition date; the timing of the Foinaven FPSO to full production under its charter contract; the timing and certainty of Teekay LNG acquisition of a newbuilding LNG carrier and bareboat charter back to Awilco, potential for Teekay LNG to acquire a second newbuilding LNG carrier from Awilco under similar terms; the relative fuel efficiency and emissions performance of the newbuilding LNG carriers ordered from DSME equipped with MEGI engines; the timing and certainty of Teekay Tankers receiving a refund guarantee for the four LR2 newbuildings ordered from STX in April 2013 and the potential for these orders to be substantially changed or cancelled; the timing, amount and certainty of potential future increases in the daughter entities’ cash distributions; the expected outcome of the FEED studies for new FPSO newbuilding projects and a project to develop the next generation of HiLoad DP units and the impact of these studies on Teekay Offshore’s future growth; and the timing of amount of future capital expenditure commitments for Teekay Parent, Teekay LNG, Teekay Offshore and Teekay Tankers. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; the inability to negotiate new contracts on the two LNG carrier newbuildings ordered in July 2013; changes affecting the offshore tanker market; shipyard production or vessel conversion delays and cost overruns; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Voyageur Spirit FPSO to achieve final acceptance and commence full operations under the E.ON contract; the inability of the Company to repair the gas compression system on the Foinaven FPSO and recommence operations; the inability of the Company to complete vessel sale transactions to its public-traded subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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